UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Entrada Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29384C108

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

June 24, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

(Continued on the following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29384C108	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,865,819
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,865,819
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,865,819
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Based on 36,971,056 shares of common stock (“Common Stock”) of Entrada Therapeutics, Inc. (the “Issuer”) outstanding as of June 25, 2024, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 24, 2024.

CUSIP No. 29384C108	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,865,819
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,865,819
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,865,819
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Based on 36,971,056 shares of Common Stock of the Issuer outstanding as of June 25, 2024, as reported in the Issuer’s Prospectus filed with the SEC on June 24, 2024.

CUSIP No 29384C108	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,865,819
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,865,819
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,865,819
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 36,971,056 shares of Common Stock of the Issuer outstanding as of June 25, 2024, as reported in the Issuer’s Prospectus filed with the SEC on June 24, 2024.

CUSIP No. 29384C108	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,865,819
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,865,819
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,865,819
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Based on 36,971,056 shares of Common Stock of the Issuer outstanding as of June 25, 2024, as reported in the Issuer’s Prospectus filed with the SEC on June 24, 2024.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Entrada Therapeutics, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is One Design Center Place, Suite 17-500, Boston, Massachusetts 02210. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 are incorporated herein, by reference.

ITEM 4. Purpose of the Transaction.

Item 4 of Amendment No. 1 is supplemented and amended, as the case may be, as follows:

The disclosure in Item 6 is incorporated herein by reference.

On June 24, 2024, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Funds and other investors pursuant to which the Issuer agreed to sell and such investors agreed to purchase in a registered direct offering (the “Offering”) an aggregate of (i) 3,367,003 shares of Common Stock at a price of $14.85 per share and (ii) prefunded warrants to purchase 3,367,003 shares of Common Stock (the “Prefunded Warrants”), at a price of $14.8499 per warrant with an exercise price of $0.0001 per share. The Offering closed on June 25, 2024.

Pursuant to the Securities Purchase Agreement, 667 and Life Sciences purchased in the Offering 285,700 and 3,081,303 Prefunded Warrants, respectively, at a purchase price of $14.8499 per warrant, totaling 3,367,003 Prefunded Warrants in the aggregate. Each of the Funds purchased the Prefunded Warrants with its working capital.

The Prefunded Warrants are exercisable on a 1-for-1 basis at any time at the election of the holder into shares of Common Stock subject to beneficial ownership limitations as described below. The Prefunded Warrants are only exercisable to the extent that immediately prior to or after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (the “Maximum Percentage”).

By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Prefunded Warrants are not currently exercisable due to the effect of the Maximum Percentage.

The foregoing description of the Prefunded Warrants is qualified in its entirety by reference to the full text of the Prefunded Warrant, the form of which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise of Prefunded Warrants or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock or Prefunded Warrants under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of Amendment No. 1 is supplemented and superseded, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon exercise of Prefunded Warrants by the Funds, subject to the Maximum Percentage.

Holder	Common Stock	Prefunded Warrants
667, L.P.	364,161	285,700
Baker Brothers Life Sciences, L.P.	4,501,658	3,081,303
Total	4,865,819	3,367,003

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 4 is incorporated herein by reference.

Securities Purchase Agreement

On June 24, 2024, the Funds, together with various other investors, entered into the Securities Purchase Agreement with the Issuer. The Securities Purchase Agreement contains customary representations, warranties, and agreements by the Issuer and the Funds.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed as Exhibit 99.1, and incorporated herein by reference.

Prefunded Warrants

The form of Prefunded Warrant is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Registration Rights Agreement

On June 24, 2024, the Funds entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer pursuant to which the Funds are entitled to certain resale registration rights with respect to shares of Common Stock of the Issuer issued or issuable upon the conversion of any securities of the Issuer that are now held or are hereafter acquired by the Funds (the “Registrable Securities”).

Under the Registration Rights Agreement, following a request by the Funds, the Issuer is obligated to file a resale registration statement on Form S-3, or other appropriate form, covering Registrable Securities held by the Funds (the “Resale Registration Shelf”), and to keep the Resale Registration Shelf effective until the earlier of such time that (i) all Registrable Securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 of the Securities Act of 1933, as amended, or (ii) all Registrable Securities covered by the Resale Registration Shelf otherwise cease to be considered Registrable Securities pursuant to the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, the Funds have the right to (i) one underwritten public offering per calendar year, but no more than three underwritten public offerings in total, and (ii) no more than two underwritten public offerings or block trades in any twelve-month period, to effect the sale or distribution of Registrable Securities, subject to specified exceptions, conditions and limitations. The rights of the Funds under the Registration Rights Agreement will continue in effect for up to ten years.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Amendment to Letter Agreement Dated November 3, 2021

Felix J. Baker serves as a nonvoting observer of the meetings of the Board and as a result receives all copies of all notices, minutes, consents, and other materials that the Issuer provides to its directors at the same time and in the same manner as provided to such directors. The Adviser’s designation was made pursuant to a letter agreement between the Adviser and the Issuer dated as of November 3, 2021 (the “Letter Agreement”), pursuant to which the Issuer agreed to invite a single representative of the Adviser, designated by the Adviser by written notice to the Issuer, to attend all meetings of the Issuer’s Board of Directors in a nonvoting observer capacity and to give such observer copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors. Felix J. Baker is a managing member of the Adviser. On June 24, 2024, the Adviser and the Issuer entered into an amendment (the “Letter Agreement Amendment”) to the Letter Agreement, to provide that the Adviser’s rights to designate an observer under the Letter Agreement shall terminate upon the earlier of (i) such time as the Adviser, including funds it manages, owns less than 50% of its investment in the Issuer in connection with the Issuer’s Initial Public Offering or (ii) June 24, 2029.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
99.1	Securities Purchase Agreement by and among Entrada Therapeutics, Inc., 667, L.P., Baker Brothers Life Sciences, L.P, and several other investors, dated as of June 24, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 24, 2024).
99.2	Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 24, 2024).
99.3	Registration Rights Agreement, by and among Entrada Therapeutics, Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of June 24, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 24, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2024

`

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker